Filed Pursuant to Rule 433

Registration Statement No. 333-227436

April 30, 2021

For more information contact:

Media Relations: Britt Zarling Corporate Communications Fiserv, Inc. 414-378-4040 britt.zarling@fiserv.com	Investor Relations: Shub Mukherjee Investor Relations Fiserv, Inc. 212-266-3565 shub.mukherjee@fiserv.com

For Immediate Release

Fiserv Announces Pricing of Secondary Offering of Common Stock by New

Omaha Holdings and Associated Repurchase

BROOKFIELD, Wis., April 30, 2021 – Fiserv, Inc. (NASDAQ: FISV), a leading global provider of payments and financial services technology solutions, today announced the pricing of the previously announced underwritten public offering of 20,000,000 shares of common stock of Fiserv, Inc. (“Fiserv” or “the company”) by New Omaha Holdings L.P. (“New Omaha”), which is owned by investment funds managed by Kohlberg Kravis Roberts & Co. L.P., at a price to the public of $118.30 per share (the “offering”). In addition, New Omaha has agreed to grant the underwriters a 30-day option to purchase up to an additional 3,000,000 shares of the company’s common stock. Fiserv is not selling any shares in, nor will it receive any proceeds from, the offering. New Omaha will receive all of the net proceeds from the offering. The offering is expected to close on May 3, 2021, subject to customary closing conditions.

Subject to the completion of the offering, Fiserv has agreed to repurchase from the underwriters 5,000,000 shares of the company’s common stock that are subject to the offering at a price per share equal to the price per share to be paid by the underwriters to New Omaha in the offering (the “share repurchase”). Fiserv intends to fund the share repurchase with cash on hand. The repurchased shares will be cancelled and no longer outstanding following the completion of the share repurchase.

Prior to the proposed offering, New Omaha owned 85,300,667 shares of common stock, representing approximately 12.8% of the company’s outstanding shares of common stock, based on the number of shares outstanding as of April 23, 2021. Upon completion of the proposed offering, New Omaha is expected to own shares of common stock representing approximately 9.8% (or approximately 9.3% if the underwriters exercise their option to purchase additional shares in full) of the company’s outstanding shares, based on the number of shares outstanding as of April 23, 2021. The number of shares outstanding as of April 23, 2021 does not include any issuances or repurchases after such date, including the share repurchase.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as joint bookrunning managers for the offering.

News Release

Fiserv filed an automatically effective shelf registration statement (including a prospectus, File No. 333-227436) on September 20, 2018, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before making any investment decision, you should read the prospectus in that registration statement and other documents that the company has filed with the SEC and are incorporated by reference in the registration statement for more complete information about Fiserv and the offering. The offering is being made solely by means of a prospectus. Fiserv intends to file a prospectus supplement with respect to the offering. You may obtain copies of these documents by contacting Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, New York 10282, by telephone at (866) 471-2526, by facsimile to (212) 902-9316 or by email to prospectus-ny@ny.email.gs.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone at (212) 834-4533 or by email to prospectus-eq_fi@jpmchase.com. An electronic copy of the prospectus and prospectus supplement is available from the SEC website at http://www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Nothing in this press release should be construed as an offer to sell, or the solicitation of an offer to buy, any securities subject to the share repurchase.

About Fiserv

Fiserv, Inc. (NASDAQ: FISV) aspires to move money and information in a way that moves the world. As a global leader in payments and financial technology, the company helps clients achieve best-in-class results through a commitment to innovation and excellence in areas including account processing and digital banking solutions; card issuer processing and network services; payments; e-commerce; merchant acquiring and processing; and the Clover® cloud-based point-of-sale solution. Fiserv is a member of the S&P 500® Index and the FORTUNE® 500, and is among FORTUNE World’s Most Admired Companies®.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those that express a plan, belief, expectation, estimation, anticipation, intent, contingency, future development or similar expression, and can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should,” or words of similar meaning. Statements that describe the company’s future plans, objectives or goals are also forward-looking statements.

Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements. The factors that could cause the company’s actual results to differ materially include, among others, the following, many of which are, and will be, amplified by the COVID-19 pandemic: the duration and intensity of the COVID-19 pandemic, including how quickly the global economy recovers from the impact of the pandemic; governmental and private sector responses to the COVID-19 pandemic and the impact of such responses on the company; the impact of the COVID-19 pandemic on the company’s employees, clients, vendors, operations and sales; the possibility that the company may be unable to achieve expected synergies and operating efficiencies from the acquisition of First Data Corporation (“First Data”) within the expected time frames; the possibility that the integration of First Data may be more difficult, time-consuming or costly than expected; profitability following the transaction may be lower than expected, including due to unexpected costs, charges or expenses resulting from the transaction; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; unforeseen risks relating to the

News Release

company’s liabilities or those of First Data may exist; the company’s ability to meet expectations regarding the accounting and tax treatments of the transaction; the company’s ability to compete effectively against new and existing competitors and to continue to introduce competitive new products and services on a timely, cost-effective basis; changes in customer demand for the company’s products and services; the ability of the company’s technology to keep pace with a rapidly evolving marketplace; the successful management of the company’s merchant alliance program which involves several alliances not under its sole control; the impact of a security breach or operational failure on the company’s business including disruptions caused by other participants in the global financial system; the failure of the company’s vendors and merchants to satisfy their obligations; the successful management of credit and fraud risks in the company’s business and merchant alliances; changes in local, regional, national and international economic or political conditions and the impact they may have on the company and its customers; the effect of proposed and enacted legislative and regulatory actions affecting the company or the financial services industry as a whole; the company’s ability to comply with government regulations and applicable card association and network rules; the protection and validity of intellectual property rights; the outcome of pending and future litigation and governmental proceedings; the company’s ability to successfully identify, complete and integrate acquisitions, and to realize the anticipated benefits associated with the same; the impact of the company’s strategic initiatives; the company’s ability to attract and retain key personnel; volatility and disruptions in financial markets that may impact the company’s ability to access preferred sources of financing and the terms on which the company is able to obtain financing or increase its costs of borrowing; adverse impacts from currency exchange rates or currency controls; changes in corporate tax and interest rates; and other factors included in “Risk Factors” in the company’s Annual Report on Form 10-K for the year ended December 31, 2020 and in other documents that the company files with the SEC, which are available at http://www.sec.gov. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. The company assumes no obligation to update any forward-looking statements, which speak only as of the date of this news release.

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